September 18, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto
Scott Anderegg
Mara Ransom
Lisa Sellars

Re:	Farfetch Limited
Registration Statement on Form F-1 (File No. 333-226929)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 6,200 copies of the Preliminary Prospectus dated September 5, 2018 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 20, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours, GOLDMAN, SACHS & CO. LLC J.P. MORGAN SECURITIES LLC For themselves and as representatives of the syndicate of underwriters for the offering By GOLDMAN, SACHS & CO. LLC

By:	/s/ David Ludwig
Authorized Representative

By J.P. MORGAN SECURITIES LLC

By:	/s/ Paul Mulé
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]